

Mail Stop 3030

March 10, 2016

Via E-mail
Prokopios (Akis) Tsirigakis
Chief Executive Officer
Stellar Acquisition III Inc.
90 Kifissias Avenue
Maroussi 15125
Athens, Greece

>   **Re: Stellar Acquisition III Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 12, 2016**
>   **CIK No. 0001665300**

Dear Mr. Tsirigakis:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please ensure that the information that you highlight regarding your management in the summary and elsewhere in your document is balanced, with equally prominent explanation of any management experience with unsuccessful transactions, or transactions or entities that generated losses for investors. Also, if you do not intend to represent to investors that the registrant will achieve the results of management's prior activities that you highlight in your summary, please ensure that summary makes clear the purpose of highlighting those activities and does not suggest that the registrant will achieve those results.

Initial Business Combination, page 2

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Redemption of warrants, page 7

3.   Your disclosure that you will not redeem the warrants if there is not an effective and current registration statement unless the warrants may be exercised on a cashless basis appears to be inconsistent with your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. It is unclear how the warrants may be exercised on the cashless basis if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Proceeds to be held in trust account, page 10

4.   Please briefly highlight how "the requirements of law and stock exchange rules" could require that funds held in the trust be released other than to fund working capital and to pay taxes. In this regard, if interest is not sufficient to fund working capital and pay taxes, please tell us whether applicable law could require you to use other funds in the trust to pay those obligations.

Release of funds in trust account on closing of our initial business combination, page 17

5.   We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming shareholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming shareholders directly to those shareholders. In this regard, we note your disclosure in the second bullet point on page 11 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

Risk Factors, page 21

6.   We note your disclosure beginning on page 116 regarding what the tax consequences "should" be, your disclosure on page 117 that the treatment "is not entirely clear," your disclosure on page 118 regarding a tax consequence that is "unclear," and your disclosure on page 120 regarding tax consequences that are "not clear under current tax law." Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering, and highlight those tax uncertainties in your

prospectus summary. Also ensure that an appropriate section of your document addresses the material alternatives to any disclosed tax consequences that are subject to uncertainty.

7.   Please add a risk factor to highlight the risk of enforceability of civil liabilities mentioned on page 125.

We may issue additional common or preferred shares, page 32

8.   We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated, please revise the mitigating language to clarify. In this regard, we note the disclosure in the carryover risk factor at the top on page 39.

The provisions of our amended and restated articles of incorporation, page 38

9.   If provisions governing pre-initial-business-combination activities affecting investors of the offered securities are contained in agreements that may be amended without shareholder approval, please add a separate risk factor to explain that risk. For example, we note agreements regarding indemnification of the trust, waiver of redemption rights, participation in liquidation distributions from the trust, and transfer restrictions.

Use of Proceeds, page 51

10.   Please reconcile the penultimate paragraph of this section with the second full risk factor on page 24. These disclosures appear to provide different circumstances in which the public shareholders will have rights to the funds in the trust, and both disclosures say that there are no other circumstances in which any such right occurs.

Capitalization, page 57

11.   We note that your "As Adjusted" capitalization reflects deferred underwriting commissions of $2,000,000. Please explain to us how the deferred underwriting is calculated and explain how this amount is factually supportable. Please reconcile the deferred underwriting commission disclosed on page 57 to the "underwriting commissions" of $1,625,000 used in your use of proceeds table on page 51.

Status as a Public Company, page 65

12.   Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to "the traditional public offering." For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target's analyses?

Receipt of interest on escrowed funds, page 81

13.   Please reconcile your disclosure in this section with the statement in the first full paragraph on page 11 regarding withdrawal of interest for working capital requirements.

Management, page 86

14.   Please disclose the dates during which your directors held the roles that you disclose in your prospectus. For example, we note the disclosure in the penultimate sentence of the second and fourth paragraphs on page 87 concerning Mr. Argyros and Ms. Bacha, respectively.

15.   Please expand the disclosure on page 87 concerning Mr. Argyros to disclose when he was a member of the board of directors of Nautilus Machine. In this regard, we note your brief reference on page 88 to his "Board tenure at Nautilus Marine Acquisition Corp."

16.   Please tell us the criteria used to determine the recipient of the award mentioned in the fourth paragraph on page 87, whether the recipient provided any consideration for the award, and whether others also received the award for the year disclosed.

Limitation on Liability and Indemnification, page 94

17.   Please clarify whether funds in the trust could be used to satisfy (1) any indemnification obligations to your officers and directors described here or (2) your indemnification obligations to your transfer and warrant agent mentioned on page 107.

Certain Relationships and Related Party Transactions, page 98

18.   Please identify the related parties who loaned an aggregate of $250,000 to cover expenses related to the offering and who will purchase in the private placement.

Warrants, page 103

19.   Please revise the disclosure to explain the purpose and effect of "Black-Scholes value" exercise price reduction mentioned in the last sentence of the third full paragraph on page 105.

Private Placement Warrants, page 106

20.   Please reconcile the second sentence of this section with the second paragraph of this section. Ensure that the differences between the warrants are clear and consistent throughout your prospectus.

<u>Note on Enforceability of Civil Liabilities, page 125</u>

21.   Please disclose the basis for the disclosure in the first sentence of the last paragraph on page 125.

        You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.